

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2013

<u>Via E-mail</u>
Steven A. Subick
Chief Executive Officer
Merculite Distributing, Inc.
19081 N. Shelby Drive
Maricopa, AZ 85138

**Re: Merculite Distributing, Inc.
          Registration Statement on Form 10
          Filed February 11, 2013
          File No. 000-54898**

Dear Mr. Subick:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

    Please contact me at (202) 551-3397 with any other questions.

                                        Sincerely,

                                        /s/ Jay Ingram

                                        Jay Ingram
                                        Legal Branch Chief

cc: Donald J. Stoecklein, Esq. (Via E-mail)